September 26, 2024

William M. Thalman
Executive Vice President and Chief Financial Officer
L.B. Foster Company
415 Holiday Drive, Suite 100
Pittsburgh, PA 15220

       Re: L.B. Foster Company
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           Response dated September 17, 2024
           File No. 000-10436
Dear William M. Thalman:

       We have reviewed your September 17, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 4, 2024 letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2024
Financial Statements
Condensed Consolidated Statements of Operations, page 4

1. We read your response to prior comment 1. It appears the $3.477 million gain on sale of the Magnolia, TX property should have been included in your operating income for the three months ended March 31, 2024 and the six months ended June 30, 2024 pursuant to
       ASC 360-10-45-5. Please restate these financial statements accordingly. In addition, file an Item 4.02 Form 8-K.
 September 26, 2024
Page 2

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769, if you
have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services